                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of           July, 2000
                -------------------------------



                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------



                   1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F    [X]               FORM 40-F    [ ]


         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES          [ ]               NO           [X]


         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Public Relations Office
1050 Caribbean Way, Miami, Florida 33132-2096


                                 Contact:   Michael Sheehan (305) 539-6572
                                            or Erin Williams (305) 539-6153

                                 FOR IMMEDIATE RELEASE
                                 ---------------------


          ROYAL CARIBBEAN REPORTS RECORD PROFITS AND HIGHER NET YIELDS
          ------------------------------------------------------------

MIAMI - July 25, 2000 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) reported record profits for the second quarter of 2000. Net income for the quarter was $108 million, or $0.56 per share, compared to $85 million, or $0.47 per share in the same quarter of 1999. Second quarter results for 1999 include a $14 million charge for a non-recurring item.

Revenues were $680.7 million for the second quarter of 2000, as compared to $617.7 million for the same quarter in 1999. The increase in revenues was due primarily to an 11% increase in capacity. Occupancy was 106.1% in the second quarter, compared to 104.8% in 1999. Net revenue yields (net revenue per available passenger cruise day) were up 2%.

Net income for the six months ended June 30, 2000 increased 22% on a 13% increase in capacity. Net income was $213.8 million or $1.11 per share, compared to $175.5 million or $0.96 per share for the same period last year. This increase is primarily due to a year over year increase in capacity and net yield improvements. Revenues increased 13% to $1.4 billion for the six months ended June 30, 2000 compared to $1.2 billion for the same period last year. Occupancy for the first six months was 103.9%, compared to 103.4% the prior year.

"We are pleased to report record profits again this quarter," said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. "Especially noteworthy is our yield performance in the current competitive pricing environment. These results reflect the strong demand for our product, a job well done by our revenue management team and the underlying strength of the industry fundamentals. Our expectations for the second half of the year remains basically unchanged, with a highly competitive pricing environment and yields less than last year."

                                    MORE. . .

ROYAL CARIBBEAN REPORTS RECORD PROFITS AND HIGHER NET YIELDS       2-2-2-2
--------------------------------------------------------------------------




The Company has scheduled a conference call at 10 a.m. today to discuss its second quarter earnings. This call can be listened to, either live or on a delayed basis, on the Company's investor relations web site at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet currently consists of 18 vessels, with 11 additional vessels on order for delivery through 2004. For additional information about Royal Caribbean, visit the company's Internet sites on the World Wide Web at http://www.royalcaribbean.com, http://www.celebritycruises.com or http://www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.



                            (Financial Tables Follow)




                                      ###

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)




                                                            Second Quarter Ended                 Six Months Ended
                                                                   June 30,                           June 30,
                                                      -------------------------------     -------------------------------
                                                           2000              1999              2000              1999
                                                      -------------     -------------     -------------     -------------
REVENUES                                              $     680,731     $     617,664     $   1,388,517     $   1,227,710
                                                      -------------     -------------     -------------     -------------

EXPENSES
     Operating                                              390,599           370,210           793,778           736,823
     Marketing, selling and administrative                  104,273            90,879           212,688           178,693
     Depreciation and amortization                           54,663            48,465           111,219            95,694
                                                      -------------     -------------     -------------     -------------
                                                            549,535           509,554         1,117,685         1,011,210
                                                      -------------     -------------     -------------     -------------
OPERATING INCOME                                            131,196           108,110           270,832           216,500
                                                      -------------     -------------     -------------     -------------

OTHER INCOME (EXPENSE)
     Interest income                                          2,510             1,164             3,883             2,055
     Interest expense, net of capitalized interest          (31,348)          (33,953)          (63,326)          (69,175)
     Other income (expense)                                   5,900            10,026             2,397            26,163
                                                      -------------     -------------     -------------     -------------
                                                            (22,938)          (22,763)          (57,046)          (40,957)
                                                      -------------     -------------     -------------     -------------

NET INCOME                                            $     108,258     $      85,347     $     213,786     $     175,543
                                                      =============     =============     =============     =============

BASIC EARNINGS PER SHARE
     Net income                                       $        0.57     $        0.49     $        1.13     $        1.00
                                                      =============     =============     =============     =============

     Weighted average shares outstanding                190,951,195       169,340,956       186,708,896       169,200,070
                                                      =============     =============     =============     =============

DILUTED EARNINGS PER  SHARE
     Net income                                       $        0.56     $        0.47     $        1.11     $        0.96
                                                      =============     =============     =============     =============
     Weighted average shares outstanding                192,002,249       183,474,066       192,634,706       183,280,098
                                                      =============     =============     =============     =============



--------------------------------------------------------------------------------
                                   STATISTICS


                                                      Second Quarter    Second Quarter     Year to Date       Year to Date
                                                      --------------    --------------     -------------     -------------
                                                           2000              1999              2000              1999
                                                      --------------    --------------     -------------     -------------
Occupancy as a percentage of total capacity                   106.1%            104.8%            103.9%            103.4%
Passenger Cruise Days                                     3,031,884         2,696,785         6,056,153         5,328,734


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                               (Registrant)



Date:    July 28, 2000                 By: /s/ Richard J. Glasier
                                           --------------------------------
                                           Richard J. Glasier
                                           Executive Vice President
                                              and Chief Financial Officer







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